EXHIBIT 12.1

COMMERCIAL VEHICLE GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
EARNINGS
Pre-tax income from operations	$23,082	$21,685	$4,662	$(97,834)	$(220,728)
Fixed charges	23,938	30,218	19,892	19,607	18,777
Capitalized interest	—	—	—	—	—

Earnings available for fixed charges	$47,020	$51,903	$24,554	$(78,227)	$(201,951)

FIXED CHARGES:
Interest expense (including debt issuance costs amortized to interest expense)	$20,945	$27,018	$16,834	$16,387	$15,389
Capitalized interest	—	—	—	—	—
Interest component of rent expense [1]	2,993	3,200	3,058	3,220	3,388

Total fixed charges	$23,938	$30,218	$19,892	$19,607	$18,777

Ratio of earnings to fixed charges [2]	1.96	1.72	1.23	(3.99)	(10.76)

[1]

For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental expense, approximately 20%, which management believes is representative of the interest component.

[2]	Earnings before fixed charges were inadequate to cover fixed charges by $97.8 million and $220.7 million for the years ended December 31, 2009 and 2008, respectively.